PROSPECTUS
                        _________________



                        1,155,733 SHARES

                        _________________

                     CUC INTERNATIONAL INC.
                          COMMON STOCK
                   ($.01 par value per share)
                        _________________


      The shares (the "Shares") of common stock, $.01 par value ("Common Stock"), of CUC International Inc., a Delaware
corporation ("CUC" or the "Company") offered hereby may be offered for sale from time to time by and for the account of G. Patrick Kevlin, Phillip A. Bogner, J. Michael Kevlin, the George Patrick Kevlin Trust, the James Michael Kevlin Trust and George
M. Kevlin (collectively, the "Selling Stockholders"). See "Selling Stockholders." The Selling Stockholders acquired the Shares in connection with the acquisition (the "Acquisition") by FISI*Madison Financial Corporation, a wholly-owned subsidiary of the Company ("FISI"), of substantially all of the assets and liabilities of Kevlin Services, Incorporated ("Kevlin Services"), on August 29, 1996 (the "Closing Date"). Prior to the Acquisition, the Selling Stockholders held all of the issued and outstanding capital stock of Kevlin Services. The Acquisition was entered into pursuant to the terms of an Agreement and Plan of Reorganization dated August 29, 1996 (the "Acquisition Agreement"), by and among the Company, FISI, Kevlin Services, Value Action Marketing, Inc. ("VAM") and the Selling Stockholders. The aggregate purchase price for the Acquisition was $26,370,000, which was paid through the issuance by the Company of 1,155,733 shares of Common Stock (after giving effect to the Company's recent 3-for-2 stock split).

       Pursuant to the Acquisition Agreement and an Escrow Agreement dated August 28, 1996 (the "Escrow Agreement") among the Company, FISI, VAM, the Selling Stockholders and American Escrow Company, as escrow agent (the "Escrow Agent"), 103,870 (after giving effect to the Company's 3-for-2 stock split) of the 1,155,733 shares of Company common stock delivered in connection with the Acquisition are being held in escrow by the Escrow Agent to secure potential future indemnity claims against the Selling Stockholders under the Acquisition Agreement. If no claims have been asserted by FISI against the escrowed portion of the Shares prior to the earlier of (x) April 30, 1997, or (y) the date of issuance by the Company of its audited financial statements for the fiscal year ending on January 31, 1997, the Escrow Agent will release such escrowed Shares to the Selling Stockholders following such date; otherwise all, a portion of or none of such escrowed Shares will be released to the Selling Stockholders based upon and following the resolution of any such claims.

      In connection with the Acquisition and the Acquisition Agreement, the Company and the Selling Stockholders also entered into a Registration Rights Agreement, also dated August 29, 1996 (the "Registration Rights Agreement"). The Company is registering the Shares as required by the provisions of the Registration Rights Agreement. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders, but has agreed to bear certain expenses of registration of the Shares. See "Plan of Distribution." The Common Stock is listed on the New York Stock Exchange under the symbol "CU." On December 12, 1996, the last reported sale price of Common Stock on the New York Stock Exchange was $23.875 per share.


      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                        _________________

       The date of this Prospectus is December 13, 1996.

                     AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). In addition, in July and August of 1996, the Company acquired three entities, namely Ideon Group, Inc. ("Ideon"), Davidson & Associates, Inc. ("Davidson") and Sierra On-Line, Inc. ("Sierra"), each of which was subject to the informational requirements of the Exchange Act prior to their acquisition by the Company, and each of which had filed reports, proxy statements and other information with the Commission prior to their acquisition by the Company. Such reports, proxy statements and other information filed with the Commission by the Company, Ideon, Davidson and Sierra can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at the Commission's Web site at (http://www.sec.gov). Copies of such materials can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on the New York Stock Exchange, and reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      The Company has filed with the Commission a registration statement on Form S-3 (together with any amendments, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering the shares of Common Stock being offered by this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information and undertakings set forth in the Registration Statement and reference is made to such Registration Statement, including exhibits, which may be inspected and copied in the manner and at the locations specified above, for further information with respect to the Company and the Common Stock. Statements contained in this Prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


        INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       Incorporation   by  Reference  to  Certain  Publicly-Filed
Documents.   The  following documents previously filed  with  the
Commission by the Company are incorporated by reference into this
Prospectus:

         (i) The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996 (the "CUC 10-
         K");

         (ii) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 1996, July
         31, 1996 and October 31, 1996;

         (iii) The Company's Current Reports on Form 8-K, as filed with the Commission on February 21, 1996, February 22, 1996, March 12, 1996, April 22, 1996,
         August  5,  1996, August 14, 1996, September  17,  1996,
         September 19, 1996, September 26, 1996, October 7, 1996 and October 28, 1996 and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since January 31, 1996 and prior to the date of this Prospectus; and

         (iv) The description of Common Stock in the Company's registration statements on Form 8-A, as filed with the Commission on July 27, 1984 and August 15, 1989, including any amendment or report filed for the purposes of updating such description.

      Incorporation by Reference to Certain Other Publicly-Filed Documents. In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made pursuant to the Registration Statement shall be deemed to be incorporated by reference into and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document so incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which is also incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

      Obtaining Copies of Documents Incorporated by Reference. The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (not including exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Requests for copies of such documents should be directed to the Company, 707 Summer Street, Stamford, Connecticut 06901, Attention: Secretary, telephone:
(203) 324-9261.


                          THE COMPANY

      General. The Company is a leading technology-driven, membership-based consumer services company. The Company operates its businesses through two separate business segments, namely the membership-based consumer services segment and the interactive media segment.

      Membership-Based Consumer Services Segment. The Company's primary line of business is providing membership-based consumer services, which provide more than 62.5 million customers worldwide with access to a variety of services, including home shopping, travel, insurance, automobile, dining, home improvement, lifestyle club, checking account enhancement, discount coupon and other services. The Company provides such services as individual, wholesale or discount program memberships ("memberships") and derives its revenues from these services principally through membership fees. Individual memberships, whereby members pay directly for services and the Company pays the associated marketing costs, include Shoppers Advantage,
Travelers   Advantage,  Autovantage and  insurance   products;
individual membership fees generally range between $10 and $250 per year. Wholesale memberships include credit card and checking account enhancement packages sold through banks and credit unions, and insurance products sold through credit unions, for which the Company acts as a third-party administrator; fees for these memberships generally range between $6 and $50 per year. Discount program memberships, which are sold primarily through fund-raising institutions or merchant-sponsored or general advertising, include the Entertainment and Gold C coupon book programs; fees for these memberships generally range between $10 and $50 per year.

       The Company's activities in this area are conducted principally through its Comp-U-Card division and certain of the Company's wholly-owned subsidiaries, including FISI, Benefit Consultants, Inc., Interval International Inc. and Entertainment Publications, Inc.

      Interactive Media Segment. As noted below under "Recent Developments," the Company recently acquired Davidson and Sierra. Davidson and Sierra develop, publish, manufacture and distribute high-quality educational/ entertainment ("edutainment") and personal productivity (or "how to") interactive multimedia products for home and school use. These products incorporate characters, themes, sound, graphics, music and speech in ways that the Company believes are engaging to the user, and are designed for multimedia personal computers, including CD-ROM-based personal computer systems, and selected emerging platforms. Davidson's and Sierra's products are offered through a variety of distribution channels, including specialty retailers, mass merchandisers, discounters and schools. See "Recent Developments," set forth below, for a further description of such acquisitions.

     Further Information. For a more detailed description of the various businesses of the Company, see the descriptions set forth in the CUC 10-K and the other documents referred to above under "Incorporation of Certain Documents by Reference" which were previously filed with the Commission by the Company, Ideon, Davidson and Sierra (each of which is incorporated herein by reference).

      Location of Executive Offices. The Company's executive offices are located at 707 Summer Street, Stamford, Connecticut
06901, and its telephone number is (203) 324-9261.

                      RECENT DEVELOPMENTS

      Ideon Acquisition. On August 7, 1996, the Company acquired all of the outstanding stock of Ideon for a purchase price of approximately $393.0 million (the "Ideon Acquisition"). Pursuant to the Ideon Acquisition, approximately 16.6 million shares of Common Stock were issued to the former holders of Ideon stock. The acquisition of Ideon was accounted for as a pooling-of-interests. Ideon is a holding company with three principal business units: SafeCard Services, Incorporated ("SafeCard"),
Wright Express Corporation ("Wright Express") and National Leisure Group, Inc. ("NLG"). SafeCard, which is the largest subsidiary of Ideon, is a provider of credit card enhancement and continuity products and services. Wright Express is a provider of information processing, information management and financial services to commercial car, van and truck fleets in the United States. NLG is a provider of vacation travel packages and cruises directly to consumers in association with established retailers and warehouse clubs throughout New England, New York and New Jersey and with credit card issuers and travel club members nationwide.

      Davidson Acquisition. On July 24, 1996, the Company acquired all of the outstanding stock of Davidson for a purchase price of approximately $1.0 billion (the "Davidson Acquisition"). Pursuant to the Davidson Acquisition, approximately 45.1 million shares of Common Stock were issued to the former holders of Davidson stock.. The Davidson Acquisition was accounted for as a pooling-of-interests. See "The Company - Interactive Media Segment."

      Sierra Acquisition. In addition, on July 24, 1996, the Company acquired all of the outstanding stock of Sierra for a purchase price of approximately $858.0 million (the "Sierra Acquisition"). Pursuant to the Sierra Acquisition, approximately
38.4 million shares of Common Stock were issued to the former holders of Sierra stock.. The Sierra Acquisition was accounted for as a pooling-of-interests. See "The Company - Interactive Media Segment."

                        USE OF PROCEEDS

      The Company will not receive any of the proceeds from the sale of the Shares. All of the proceeds from the sale of the Shares will be received by the Selling Stockholders.


                      SELLING STOCKHOLDERS

      Ownership of the Shares. All the Shares offered hereby are owned, both beneficially and of record, by the Selling Stockholders. Of the 1,155,733 Shares which are being registered in connection with this Prospectus, 1,521 are held by G. Patrick Kevlin, 76,697 are held by Phillip A. Bogner, 1,521 are held by
J. Michael Kevlin, 231,069 are held by the George Patrick Kevlin Trust, 269,398 are held by the James Michael Kevlin Trust and 575,527 are held by George M. Kevlin; however, as mentioned on the first page of this Prospectus, 103,870 of the 1,155,733 Shares listed above (representing approximately 9% of the total number of Shares held by each Selling Stockholder) are being held in escrow by the Escrow Agent to secure potential future indemnity claims against the Selling Stockholders under the Acquisition Agreement. As of the date of this Prospectus, other than the Shares offered hereby, the Selling Stockholders do not own any other shares of Common Stock or any other shares of the capital stock of the Company. Immediately prior to giving effect to the Acquisition, the Selling Stockholders were the sole stockholders of Kevlin Services. The Shares were acquired by the Selling Stockholders in connection with the Acquisition and the provisions of the Acquisition Agreement, and represent less than one percent (1%) of the total outstanding shares of Common Stock. The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders. Since the Selling Stockholders may sell all, some or none of their Shares, no estimate can be made of the aggregate number of Shares that are to be offered hereby or that will be owned by the Selling Stockholders upon completion of the offering to which this Prospectus relates.

       Registration Rights Agreement. As required by the Registration Rights Agreement, the Company has filed the Registration Statement, of which this Prospectus forms a part, with respect to the resale of the Shares, and has agreed to use its reasonable best efforts to keep the Registration Statement current and effective through the earlier of (x) six (6) months after the date on which the Registration Statement has been declared effective by the Commission (subject to certain exceptions), (y) the first date on which the Selling Shareholders are permitted to resell such Shares pursuant to the provisions of Rule 144 promulgated under the Securities Act, or (z) the date upon which there shall cease to be any Shares held by the Selling Shareholders. In addition, pursuant to the terms of the Registration Rights Agreement, the Company will bear certain costs of registering the Shares under the Securities Act and the Company, on the one hand, and the Selling Stockholders, on the other hand, have agreed to indemnify each other and certain other parties for certain liabilities, including liabilities under the Securities Act, with respect to certain inaccuracies which might be contained in this Prospectus and the Registration Statement and the amendments and supplements thereto. See "Plan of Distribution" below for a further description of the Registration Rights Agreement.

      Employment and Other Special Relationships. In addition to the Acquisition Agreement, the Registration Rights Agreement and the Escrow Agreement, two of the Selling Stockholders, George M. Kevlin and G. Patrick Kevlin, entered into employment and non-competition agreements with FISI on August 29, 1996 which provide, subject to the terms and conditions thereof, for the employment of such Selling Stockholders by FISI for a period of two years following the consummation of the Acquisition, in the case of George M. Kevlin, and six months following the consummation of the Acquisition, in the case of G. Patrick Kevlin. To the best knowledge of the Company, except for the employment of the Selling Stockholders pursuant to such employment and non-competition agreements, neither the Selling Stockholders nor any of the affiliates of the Selling Stockholders are, or has in the past three years been, a director or officer of the Company or, to the best knowledge of the Company, any of the Company's affiliates. Except for the transactions contemplated pursuant to the Acquisition Agreement, the Registration Rights Agreement, the Escrow Agreement and such employment and non-competition agreements, to the best knowledge of the Company, there is not, and there has not in the past three years been, any material relationship between the Company and its affiliates, on the one hand, and the Selling Stockholders and their respective affiliates, on the other.

                      PLAN OF DISTRIBUTION

      The Selling Stockholders have advised the Company that the Shares may be sold by them from time to time on the New York Stock Exchange or any national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, or through negotiated transactions or otherwise. The Shares will not be sold in an underwritten public offering. The Shares will be sold at prices and on terms then prevailing, at prices related to the then-current market price, or at negotiated prices. The Selling Stockholders may effect sales of the Shares directly or by or through agents, brokers or dealers and the Shares may be sold by one or more of the following methods: (a) ordinary brokerage transactions, (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus, and (c) in "block" sales. At the time a particular offer is made, a Prospectus Supplement, if required, will be distributed that sets forth the name or names of agents or broker-dealers, any commissions and other terms constituting compensation and any other required information. In effecting sales, broker-dealers engaged by the Selling Stockholders and/or the purchasers of the Shares may arrange for other broker-dealers to participate. Broker-dealers will receive commissions, concessions or discounts from the Selling Stockholders and/or the purchasers of the Shares in amounts to be negotiated prior to the sale. Sales will be made only through broker-dealers registered as such in a subject jurisdiction or in transactions exempt from such registration. Although there are no definitive selling arrangements between the Selling Stockholders and any broker or dealer as of the date of this Prospectus, the Selling Stockholders have advised the Company that they are currently considering retaining Bear, Stearns & Co. Inc. to act on their behalf as a broker-dealer in connection with selling and other transactions in respect of Shares.

      In connection with the distribution of the Shares, the Selling Stockholders may enter into hedging transactions with
broker-dealers.   In  connection with such transactions,  broker-
dealers may engage in short sales of the Shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell the Shares short and
redeliver  the  Shares  to close out the  short  positions.   The
Selling  Stockholders  may  also  enter  into  option  or   other
transactions with broker-dealers which require the delivery to the broker-dealer of the Shares. The Selling Stockholders may also loan or pledge the Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares. In addition to the foregoing, the Selling Stockholders may, from time to time, enter into other types of hedging transactions.

      In offering the Shares covered by this Prospectus, the Selling Stockholders and any brokers, dealers or agents who participate in a sale of the Shares by the Selling Stockholders may be considered "underwriters" within the meaning of Section 2(11) of the Securities Act, and, in such event, any commissions received by them and any profit on the resale of Shares may be deemed underwriting commissions or discounts under the Securities Act.

      The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. Pursuant to the Registration Rights Agreement, the Company will bear certain costs of registering the Shares under the Securities Act, including the registration fee under the Securities Act, all other registration and filing fees, all fees and disbursements of counsel and accountants retained by the Company, all printing expenses (if any) and all other expenses incurred by the Company in connection with the Company's performance of or compliance with the Registration Rights Agreement. The Selling Stockholders will bear certain other costs relating to the registration of the Shares under the Securities Act, including all underwriting discounts and commissions, all transfer taxes and all costs of any separate legal counsel or other advisors retained by the Selling Stockholders.

      Pursuant to the terms of the Registration Rights Agreement, the Company and the Selling Stockholders have agreed to indemnify each other and certain of their respective representatives for certain liabilities, including liabilities under the Securities Act, with respect to certain inaccuracies which might be contained in this Prospectus and the Registration Statement and the amendments and supplements thereto.

                         LEGAL MATTERS

      The legality of the Shares will be passed upon for the Company by Amy N. Lipton, Esq. Ms. Lipton is the Senior Vice
President  and  General Counsel of the Company and  holds  Common
Stock and options to acquire shares of Common Stock.

                            EXPERTS

      The consolidated financial statements and schedule of the Company appearing in the CUC 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference which, as to the years ended January 31, 1995 and 1994, are based in part on the report of Deloitte & Touche LLP, independent auditors of Advance Ross Corporation. The Supplemental Consolidated Financial Statements of the Company included in its Current Report on Form 8-K dated July 24, 1996 (which was filed with the Commission on September 17, 1996) have also been audited by Ernst & Young LLP, as set forth in their report included therein and incorporated herein by reference which, as to the years ended January 31, 1996, 1995 and 1994, are based in part on the reports of Deloitte & Touche LLP, independent auditors of Sierra, KPMG Peat Marwick LLP, independent auditors of Davidson, and Price Waterhouse LLP, independent auditors of Ideon. The financial statements and schedule and the Supplemental Consolidated Financial Statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended April 30, 1996 and April 30, 1995, and the three-month periods and the six-month periods ended July 31, 1996 and July 31, 1995, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in the Company's Quarterly Reports on Form 10-Q for the quarters ended April 30, 1996 and July 31, 1996, incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report with respect to such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

      The consolidated financial statements and the Supplemental Consolidated Financial Statements included in the CUC 10-K and in the Company's Current Report on Form 8-K filed on September 17, 1996, respectively, and the unaudited condensed consolidated interim financial information included in the Company's Quarterly Reports referred to above have not been adjusted to give effect to the three-for-two stock split of the Common Stock effected on October 21, 1996.

      The consolidated financial statements of Ideon as of December 31, 1995 and 1994 and as of October 31, 1994, and for the year ended December 31, 1995, the two months ended December 31, 1994 and each of the two years in the period ended October 31, 1994, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K filed with the Commission on September 17, 1996, have been so incorporated in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements and related financial statement schedules of Davidson incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K filed with the Commission on September 17, 1996, have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements and related financial statement schedule of Sierra as of March 31, 1996 and 1995 and for the three years in the period ended March 31, 1996, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K filed with the Commission on September 17, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements and the related financial statement schedules of Advance Ross Corporation incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K filed with the Commission on September 17, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated March 13, 1995, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



No dealer, salesperson or other
individual has been authorized to              1,155,733 SHARES
give any information or to make
any representation not contained
in this Prospectus and, if given
or made, such information or
representation must not be relied
upon as having been authorized by
the Company or the Selling                  CUC International Inc.
Stockholders.  This Prospectus
does not constitute an offer to
sell or a solicitation of an offer
to buy the securities offered
hereby in any jurisdiction or to
any person to whom it is unlawful
to make such offer or
solicitation.  Neither the
delivery of this Prospectus nor
any sale made hereunder shall,
under any circumstances, create
any implication that the
information contained herein is
correct as of any date subsequent                COMMON STOCK
to the date hereof.                       ($.01 par value per share)


          _____________


        TABLE OF CONTENTS

                                             ___________________
                              Page
                                                  PROSPECTUS
Available Information            2           ____________________
Incorporation of Certain Documents
  By Reference                   2
The Company                      3
Recent Developments              4
Use of Proceeds                  4            December 13, 1996
Selling Stockholders             4
Plan of Distribution             5
Legal Matters                    6
Experts                          6